Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated May 3, 2019 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction, provided that JCI (as defined below) will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. JCI may, at its discretion, take any actions necessary for JCI to make the Offer to shareholders in any such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the tender offer is being made on JCI’s behalf by the Dealer Managers (as defined below) or one or more registered brokers or dealers, which are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

Johnson Controls

of

Up to $4,000,000,000 of Its Ordinary Shares

At a Purchase Price Not Greater Than

$40.00 Net Per Share

And Not Less Than $36.00 Per Share

Johnson Controls International plc, an Irish public company limited by shares (“JCI”), is offering to purchase its ordinary shares, par value $0.01 per share (the “Shares”), for cash up to an aggregate purchase price of $4,000,000,000, at a per Share price not greater than $40.00 and not less than $36.00, to the tendering shareholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2019 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MAY 31, 2019, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, JCI will determine a single price per Share (the “Purchase Price”), which will be not greater than $40.00 and not less than $36.00 per Share, that JCI will pay, subject to “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, for Shares properly tendered in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of Shares tendered pursuant to the Offer and the prices specified, or deemed specified, by the tendering shareholders. Upon the terms and subject to the conditions of the Offer, the Purchase Price will be the lowest price per Share (in increments of $0.25), of not greater than $40.00 and not less than $36.00 per Share, at which Shares have been properly tendered in the Offer and not properly withdrawn, that will enable JCI to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $4,000,000,000 (or, if the Offer is not fully subscribed, all Shares properly tendered and not properly withdrawn). All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a price lower than the Purchase Price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, it is possible that not all of the Shares tendered at or below the Purchase Price will be purchased if Shares having an aggregate purchase price in excess of $4,000,000,000 are properly tendered and not properly withdrawn. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at JCI’s expense promptly after the Expiration Date.

In addition, in the event that Shares are properly tendered at or below the Purchase Price (and not properly withdrawn) having an aggregate purchase price of more than $4,000,000,000, JCI may exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the Expiration Date. JCI also expressly reserves the right, in its sole discretion, to amend the Offer in order to purchase more than $4,000,000,000 of Shares in the Offer, subject to applicable law.

The Offer is not conditioned on the receipt of financing or any minimum value of Shares being tendered. The Offer, however, is subject to other conditions set forth in the Offer to Purchase.

As of April 30, 2019, JCI had 898,226,383 issued and outstanding Shares (and 24,098,725 Shares reserved for issuance upon exercise of stock options (“Stock Options”) and vesting of restricted stock units (“RSUs”) and performance-based share unit awards (“PSUs”) (assuming PSUs vest at the specified target performance threshold)). If the Offer is fully subscribed at a Purchase Price of $40.00, the maximum Purchase Price pursuant to the Offer, the completion of the Offer will result in the repurchase by JCI of 100,000,000 Shares, which would represent approximately 11.1% of JCI’s issued and outstanding Shares as of April 30, 2019 (which excludes Shares that would result from the assumed exercise of Stock Options and the assumed vesting of RSUs and PSUs (“Potential Shares”)), or approximately 10.8% of JCI’s outstanding Shares on a fully diluted basis as of April 30, 2019 (which includes Potential Shares). If the Offer is fully subscribed at a Purchase Price of $36.00, the minimum Purchase Price pursuant to the Offer, the completion of the Offer will result in the repurchase by JCI of 111,111,111 Shares, which would represent approximately 12.4% of JCI’s issued and outstanding Shares as of April 30, 2019 (which excludes Potential Shares), or approximately 12.0% of JCI’s outstanding Shares on a fully diluted basis as of April 30, 2019 (which includes Potential Shares).

JCI is authorized under Article 3(d) of its Articles of Association to effect repurchases of Shares as redemptions and any repurchases of Shares pursuant to the Offer will be effected by redemption (as set forth in the Offer to Purchase).

WHILE THE BOARD OF DIRECTORS OF JCI HAS AUTHORIZED THE OFFER, NONE OF JCI, THE MEMBERS OF ITS BOARD OF DIRECTORS, BARCLAYS CAPITAL INC., CITIGROUP GLOBAL MARKETS INC., J.P. MORGAN SECURITIES LLC OR MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, THE DEALER MANAGERS FOR THE OFFER (THE “DEALER MANAGERS”), D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE OFFER (THE “INFORMATION AGENT”) OR THE DEPOSITARY (AS DEFINED BELOW) MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THE SHAREHOLDER’S SHARES OR AS TO ANY PRICE AT WHICH THE SHAREHOLDER MIGHT TENDER SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE OR PRICES TO TENDER. PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER, SHAREHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SHAREHOLDERS SHOULD DISCUSS WHETHER TO TENDER THEIR SHARES WITH THEIR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.

Upon the terms and subject to the conditions of the Offer, including the provisions relating to “odd lot” priority, proration and conditional tender described in the Offer to Purchase, JCI will purchase Shares properly tendered at or below the Purchase Price and not properly withdrawn on or before the Expiration Date having an aggregate purchase price of up to $4,000,000,000 (or such greater amount as it may elect to purchase, subject to applicable law). If the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $4,000,000,000, JCI will purchase Shares in the following order of priority: first, JCI will purchase all odd lots of less than 100 Shares from shareholders who properly tender all of their Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by any such odd lot holder will not qualify for this preference) (the “Preferred Odd Lots”); second, after purchasing all the Preferred Odd Lots that were properly tendered at or below the Purchase Price and not properly withdrawn before the Expiration Date, JCI will purchase Shares from all other shareholders who properly tendered Shares at or below the Purchase Price and who did not properly withdraw them before the Expiration Date (except for shareholders who tendered Shares at or below the Purchase Price conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until JCI has purchased Shares having an aggregate purchase price of $4,000,000,000 (or such greater amount as JCI may elect to purchase, subject to applicable law); and third, only if necessary to permit JCI to purchase Shares having an aggregate purchase price of $4,000,000,000 (or such greater amount as JCI may elect to purchase, subject to applicable law), JCI will purchase Shares from shareholders who have properly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered at or below the Purchase Price must have properly tendered all of their Shares at or below the Purchase Price and not properly withdrawn them before the Expiration Date.

All Shares tendered and not purchased in the Offer will be returned to shareholders at JCI’s expense promptly following the Expiration Date. JCI expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the conditions set forth in the Offer to Purchase shall have occurred or shall be deemed by JCI to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless tendered Shares have already been accepted for payment, they may be withdrawn at any time after 11:59 p.m., New York City time, on June 28, 2019. For a withdrawal to be effective, a notice of withdrawal must be in writing, must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.

For purposes of the Offer, JCI will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn only when, as and if JCI gives oral or written notice to Equiniti Trust Company, the depositary for the Offer (the “Depositary”), of its acceptance of the Shares for payment in the Offer. Payment for Shares tendered and accepted for payment in the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of certificates for Shares or confirmation of book-entry transfer of Shares into the Depositary’s account at The Depository Trust Company (“DTC”), a properly completed and duly executed Letter of Transmittal or an Agent’s Message (as defined in the Offer to Purchase), in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Shareholders wishing to tender Shares in the Offer must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal, including the following, before 11:59 p.m., New York City time, on May 31, 2019 (or the earlier deadline set forth below with respect to (i) Shares held in the JCI plc Stock Fund in the Johnson Controls Retirement Savings and Investment Plan, the Johnson Controls Select Hourly Retirement Savings and Investment Plan and the Johnson Controls Federal Systems, Inc. Retirement Savings Plan (together, the “Current 401(k) Plans”), (ii) Shares held through the following plans (which JCI maintained prior to its separation from Adient plc): the Adient US LLC Savings and Investment 40l(k) Plan, the Adient Production Employees Savings and Investment (40l(k)) Plan, the Bridgewater LLC Savings and Investment (40l(k)) Plan and the Avanzar Interiors, LLC Savings and Investment 401(k) Plan (together with the Current 401(k) Plans, the “401(k) Plans”) and (iii) Shares held in Johnson Controls Canada Non-Registered Savings Plan, Group Retirement Savings Plan of Johnson Controls Canada, Johnson Controls Retirement Income Contribution Plan, Group Retirement Savings Plan of Johnson Controls Canada Pre 01jan2018, Johnson Controls Canada Non-Registered Savings Plan Pre 01jan2018, Locked-in Retirement Account of Johnson Controls and DCPP for the Union/Hourly Employees of Johnson Controls Canada LP (together, the “Canadian Plans” and, together with the 401(k) Plans, the “Retirement Plans”)), or any later time and date to which the Offer may be extended:

•

if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (i.e., “in street name”), contact your broker, dealer, commercial bank, trust company or other nominee and have such nominee tender your Shares (shareholders should note that if a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely that they have an earlier deadline for participating in the Offer and hence we urge you to contact the broker, dealer, commercial bank, trust company or other nominee holding your Shares to find out their deadline);

•

if you are invested in the JCI plc Stock Fund or otherwise hold Shares within any of the Retirement Plans, you must follow the procedures described in the separate instructions that you will receive and accept the Offer by 4:00 p.m., New York City time, on May 24, 2019;

•

if your Shares are registered in your own name, complete and sign a Letter of Transmittal according to the instructions to the Letter of Transmittal and deliver it, together with any required signature guarantees, certificates for your Shares and any other documents required by the Letter of Transmittal, to the Depositary;

•	if you are an institution participating in DTC, tender your Shares according to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase;

•

if you are a holder of vested Stock Options, you may exercise the vested portion of your Stock Options and tender any of the Shares issued upon exercise. You must exercise your Stock Options at least five business days prior to the Expiration Date to receive your Shares in order to tender them in the Offer. An exercise of a Stock Option cannot be revoked, however, if Shares received upon the exercise and tendered in the Offer are not purchased in the Offer for any reason; and

•	if you are a holder of RSUs or PSUs, you may only tender Shares that have fully vested and settled in Shares prior to the Expiration Date.

Shareholders who wish to tender their Shares but (a) whose certificates for their Shares are not immediately available to them or cannot be delivered to the Depositary by the Expiration Date, (b) cannot comply with the procedure for book-entry transfer by the Expiration Date or (c) cannot deliver their required documents to the Depositary by the Expiration Date may still tender their Shares by complying with the procedures for guaranteed delivery as provided for in the Offer to Purchase and Letter of Transmittal.

Shareholders may withdraw their tendered Shares at any time prior to the Expiration Date and, if not previously accepted for payment, after June 28, 2019. To withdraw tendered Shares, a written notice of withdrawal must be timely delivered to the Depositary at its address below. The written notice of withdrawal must specify the tendering holder’s name, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If more than one Letter of Transmittal was used to tender such Shares or more than one group of Shares were tendered, then the withdrawal of Shares may be made using either separate notices of withdrawal or a combined notice of withdrawal, so long as the required information is included. Some additional requirements apply if Shares have been tendered under the procedure for book-entry transfer as set forth in the Offer to Purchase. If shareholders have tendered their Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then instructions must be given to such nominee to arrange for the withdrawal of the relevant Shares.

JCI will decide, in its reasonable discretion, all questions as to the number of Shares to be accepted or withdrawn, the Purchase Price to be paid for Shares to be accepted and the validity, form and eligibility, including time of receipt, and acceptance for payment of any tender of Shares, and each such decision will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. None of JCI, the Dealer Managers, the Information Agent, the Depositary or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any such person incur any liability for failure to give any notice.

If you are a U.S. Holder (as defined in the Offer to Purchase), the receipt of cash for your tendered Shares generally will be treated for U.S. federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution. If you are a Non-U.S. Holder (as defined in the Offer to Purchase), the payment of cash for your tendered Shares may be subject to U.S. federal income tax withholding. Shareholders who are not resident or ordinary resident in Ireland for Irish tax purposes and do not hold their Shares in connection with a trade carried on by such shareholders through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the redemption of their Shares pursuant to the Offer. Shareholders should not be subject to Irish withholding tax as a consequence of participating in the Offer. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax and/or Irish tax consequences of participating in the Offer and should consult their tax advisors.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

JCI believes that the repurchase of Shares pursuant to the Offer is consistent with its long-term goal of maximizing shareholder value and its prior disclosures concerning uses for the proceeds from JCI’s Power Solutions Sale, which closed on April 30, 2019. In determining to proceed with the Offer, JCI’s senior executives and management team and its Board of Directors evaluated JCI’s operations, financial condition, capital needs, regulatory requirements, strategy and expectations for the future and believe that the Offer is a prudent use of JCI’s financial resources.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the shareholder list of JCI or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Additional copies of the Offer to Purchase and the Letter of Transmittal may be requested from the Information Agent, at the expense of JCI, at the address and telephone numbers set forth below. Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. JCI will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission that includes additional information relating to the Offer. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is herein incorporated by reference.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street – 22nd floor New York, NY 10005

Banks and brokers may call: (212) 269-5550

All others may call toll-free: (800) 967-5019

Email: jci@dfking.com

The Depositary for the Offer is:

By First-Class, Registered or Certified Mail:	Equiniti Trust Company	By Express Mail or Overnight Courier:
Equiniti Trust Company		Equiniti Trust Company
Voluntary Corporate Actions		Voluntary Corporate Actions
P.O. Box 64858		1110 Centre Pointe Curve, Suite 101
St. Paul, Minnesota 55164-0858		Mendota Heights, Minnesota 55120-4100

The Dealer Managers for the Offer are:

Barclays	Citigroup	J.P. Morgan
Barclays Capital Inc.	Citigroup Global Markets Inc.	J.P. Morgan Securities LLC
745 Seventh Avenue	388 Greenwich Street	383 Madison Avenue
New York, NY 10019	New York, NY 10013	New York, NY 10179
Call Toll-Free: (888) 610-5877	Call Toll-Free: (877) 531-8365	Call Toll-Free: (877) 371-5947

BofA Merrill Lynch Merrill Lynch, Pierce, Fenner & Smith Incorporated Bank of America Tower One Bryant Park New York, New York 10036 Call Toll-Free: (888) 803-9655

May 3, 2019